[NFP Letterhead]

August 31, 2009

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.
Registration Statement on Form S-3
Filed August 21, 2009
File No. 333-161481

Dear Mr. Riedler:

On behalf of National Financial Partners Corp., a Delaware corporation (the “Company” or “we”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”), on the date hereof, marked to show changes from the Registration Statement filed with the Commission on August 21, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Staff’s letter of August 28, 2009 (the “Comment Letter”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated the Staff’s comments above our response.

Form S-3

1.	We note your disclosure on page 2 that information about the selling stockholders will be set forth in the applicable prospectus supplement. Please revise the “Selling Stockholders” section of your registration statement to identify all known selling shareholders and describe the class of unknown persons who might sell.

In response to the Staff’s Comment, the “Selling Stockholders” section of the Registration Statement has been revised to specify that we are unable to identify all known selling stockholders at this time. The selling stockholders who may participate in a public offering are parties to either a second amended and restated stockholders agreement or a lock-up agreement with us, and have certain “piggyback” registration rights. Because these “piggyback” registration rights are exercisable at the option of the selling stockholders, at this time we are unable to identify with certainty the selling stockholders who may choose to participate in a future public offering of common stock. The “Selling Stockholders” section of the Registration Statement has also been revised to describe in more detail the class of persons who may sell.

Acknowledgment

The Company acknowledges (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact the undersigned at (212) 301-1022 should you require further information or have any questions.

Very truly yours,

/s/ Stancil E. Barton
Stancil E. Barton Executive Vice President and General Counsel

cc:	Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036